

July 13, 2010

Via U.S. Mail

Ben Naccarato
Vice President and Chief Financial Officer
Perma-Fix Environmental Services, Inc.
8302 Dunwoody Place, Suite 250
Atlanta, GA 30350

>   RE: **Perma-Fix Environmental Services, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 12, 2010**
>   **File No. 001-11596**

Dear Mr. Naccarato:

We have reviewed your filing and have the following comments.

Exhibit Index, page 140

1. We note your response to comment eight in our letter dated June 21, 2010, and have the following comments:

   - Please file with your Form 10-Q for the quarter ended June 30, 2010, a complete, unredacted version of the subcontract awarded to East Tennessee Materials & Energy Corporation by CH Plateau Remediation Company.

   - If you believe the contract contains competitively sensitive information, you may file an application for confidential treatment pursuant to Rule 24b-2 under the Exchange Act, which sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under the Exchange Act. Please also refer to Staff Legal Bulletins No. 1 and 1A, dated February 28, 1997 and July 11, 2001, respectively, which set forth the Division of Corporation Finance's views regarding the preparation of a request for confidential treatment. Please note that you may not redact information from an agreement on file that has already been publicly disclosed. In this regard, we note that Exhibit 10.1 to the Form 10-Q filed August 11, 2008, omits, among other things, the counterparty's name, yet you disclose this information in other recent filings. If you choose to file a confidential treatment application to omit portions of this exhibit, please do so at the same time you file your Form 10-Q for the quarter ended June 30, 2010.

- Please revise your exhibit list in future filings to allow investors to more easily find this exhibit by, for example, referencing the name of the counterparty in the description block.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief